EXHIBIT 99.1

NEW FOUND REPORTS POSITIVE PHASE II METALLURGICAL TEST RESULTS DEMONSTRATING 97% GOLD EXTRACTION AT ICEBERG AND ICEBERG EAST

Vancouver, BC, November 1, 2024 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to report results from the 2024 Phase II Metallurgical Testing Program conducted on drill core samples collected from the Iceberg and Iceberg East zones as part of the exploration program at its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Highlights:

•	Phase II metallurgical testing commenced in 2024, focused on Iceberg and Iceberg East. A total of 46 Variability Composites were generated from approximately 340 metres of drill core with a combined weight of 1,400 kilograms, from which one Master Composite was assembled.

•	Weighted average gold extraction from all 46 Variability Composite samples broken out by the 10 cross section lines, shown below on the plan map in Figure 1, averaged 96.9%. Gold extractions were achieved using both gravity separation and conventional carbon-in-leach (CIL) on the gravity tails.

•	These results compare well with the Phase I metallurgical test results which showed the weighted average gold extraction ranging from 90.1% to 96.7% for Keats Main, Golden Joint and Lotto (released April 3, 2024).

•	The Company is currently undertaking additional metallurgical testing focused on Keats West with composites having been selected and shipped to Base Metallurgical Laboratory Ltd and results anticipated in Q2 2025.

Ron Hampton, Chief Development Officer of New Found, stated: “The Iceberg and Iceberg East zones have similar geology and mineralization style to the Keats Main zone that was previously reported earlier this year. Results from the Iceberg and Iceberg East zones also indicate excellent gold recoveries from the high-grade materials observed at the Queensway Project. In addition, this test work confirms that the mineralization from Iceberg and Iceberg East can be processed using conventional gravity separation and carbon-in-leach (CIL) technology.”

Table 1. Weighted Average Gravity Leach Test Results.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

VEGAS
LOTTO NORTH
LOTTO
LOTTO 2
LOTTO 1
GLENWOOD SHEAR ZONE
MONTE CARLO
APPLETON FAULT ZONE
POWERLINE
KEATS-BASELINE FAULT ZONE?
DOME
ICEBERG ALLEY
LITTLE
GOLDEN JOINT
GOLDEN JOINT 1
GOLDEN JOINT 2
ROAD
KEATS-BASELINE FAULT ZONE
KEATS WEST
ICEBERG 10
ICEBERG 9
ICEBERG 8
ICEBERG 7
ICEBERG EAST
ICEBERG 6
ICEBERG 5
ICEBERG 4
ICEBERG 3
ICEBERG 2
ICEBERG 1
COKES
ICEBERG
KEATS MAIN 5
KEATS MAIN 4
KEATS
KEATS MAIN 3
KEATS MAIN 2
KEATS MAIN 1
TCW
TCH
QWN AFZ PLAN MAP
Deformation Zone
Au Vein
Trans-Canada Highway
Previously Reported Drill Holes
MET Phase 2 Drill Holes
MET Phase 1 Drill Holes
Phase 1 Metallurgical Section
Phase 2 Metallurgical Section
Property Boundary
NEWFOUND GOLD CORP
0
250
500m

Figure 1. Plan view map of metallurgical type-sections from the Phase II metallurgical testing program

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

Figure 2. Example cross section of Iceberg #3 illustrating a portion of drill holes selected for metallurgical testing. The black bars shown in the figure represent the metallurgical testing intervals.

Additional Details:

The second phase of the metallurgical test work at the Queensway property has been completed. The testing targeted the Iceberg and Iceberg East zones. Due to similarities in the mineralization styles found in both the Iceberg and Iceberg East zones, the sampled drill core material was combined to ensure sufficient material for metallurgical testing. A typical cross section from this phase of metallurgical testing identifies drill core intervals that were selected for sampling is shown in Figure 2, with the location of the 10 sections that extend across Iceberg and Iceberg East being shown in Figure 1.

Approximately 340 metres of drill core with a combined weight of 1,400 kilograms was selected for this phase of test work, comprising 46 Variability Composites, from which one Master Composite was assembled, all of which were tested for gold extraction.

The scope of work consisted of chemical and mineralogical analyses, environmental characterization, establishment of comminution parameters, gold extraction methods, reagent consumption, cyanide detoxification, and solid-liquid separation properties for process and tailings streams. The results of the chemical and mineralogical analyses were very similar to the previous test work completed for Keats Main, Lotto and Golden Joint.

Results indicate that Iceberg and Iceberg East are similar to the other mineralized zones tested in the area, which are generally high-grade, and contain significant free-milling gold which is amenable to both gravity and leach extraction. Free gold grains greater than 150 microns in size were observed predominantly in the quartz veins located throughout these zones. The average gold weighted extraction percentage for Iceberg and Iceberg East was 96.9%. The average gold weighted extraction percentage for adjacent tested mineralized zones, Keats Main, Lotto and Golden Joint, ranged from 90.1% to 96.9%, when reduced to a product size of 75 microns (Table 1). These gold extraction percentages were achieved using gravity separation and conventional carbon-in-leach (CIL) technologies. Lower gold extraction values were realized for individual Variability Composite samples that had gold head assay values of less than 2 grams per tonne.

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Lower gold extraction trends were observed in samples containing organic carbon, as well as arsenopyrite and pyrite. Despite the Total Organic Carbon (TOC) of each tested mineralized zone being less than 0.1%, it was confirmed that some of the sampled material was mildly preg-robbing, although easily managed by using CIL for gold extraction on the higher-grade materials. A correlation between tailings gold grade and arsenic content was also observed; with the tail grade increasing as a function of increasing arsenic content.

Comminution test work indicated that the tested material had an average SMC Axb index of approximately 64 and an average Bond Work Index (BWI) of approximately 18.3 kWh/t, which would be considered a medium hard ore for SAG milling and medium hard ore for ball milling.

The Company retained metallurgist Gary Simmons as an independent consultant to design and oversee the metallurgical test work program at Queensway. Mr. Simmons is an internationally recognized metallurgist who previously served as Director of Metallurgy and Technology of Newmont Mining Corporation, where he managed the corporate metallurgical laboratory and R&D staff responsible for global Newmont process development and engineering design projects.

Laboratory test work was carried out by Base Metallurgical Laboratory Ltd. in Kamloops, British Columbia.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated November 1, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $35 million as of November 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the results of the 2024 Phase II metallurgical testing program, the interpretation of such results and management’s expectations based on such results; the current Phase III metallurgical testing program and timing related thereto; assay results; the interpretation of drilling and assay results, the potential and extent of mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling, including the timing and benefits of same; the merits of the Queensway project; the Company’s sampling and Quality Assurance/Quality Control procedures; and funding of the Company, including the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC